

Mail Stop 4631

August 7, 2017

<u>Via E-mail</u>
Ms. Kelly Schmidt
Vice President & Controller
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

>   **Re: Owens Corning**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 8, 2017**
>   **Form 8-K Filed February 8, 2017**
>   **Form 8-K Filed April 26, 2017**
>   **Form 8-K Filed July 26, 2017**
>   **File No. 1-33100**

Dear Ms. Schmidt:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K Filed February 8, 2017</u>
<u>Form 8-K Filed April 26, 2017</u>
<u>Form 8-K Filed July 26, 2017</u>

1.   It appears to us that certain disclosures in your earnings releases, including highlighted bullet point references to adjusted EBIT and free cash flow, give greater prominence to non-GAAP financial measures. Please revise future earnings releases to fully comply with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction